SEC FILE NUMBER
001-08007

CUSIP NUMBER
357288109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q
☐Form N-SAR ☐Form 10-D ☐Form N-CSR
For Period Ended: March 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

Fremont General Corporation Full Name of Registrant

Not Applicable Former Name if Applicable

2727 East Imperial Highway Address of Principal Executive Office (Street and Number)

Brea, California 92821 City, State and Zip Code

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Management has determined that Fremont General Corporation (the “Company”) is unable to file its Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009 (the “March 10-Q”) by the May 15, 2009 due date and it is not expected that the Company will be able to make that filing within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission (the “SEC”).
As previously disclosed, on June 18, 2008, the Company filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California, Santa Ana Division (the “Bankruptcy Court”). Pursuant to the United States Bankruptcy Code, a debtor-in-possession, such as the Company, has 120 days from the date of the filing of its Chapter 11 petition with the Bankruptcy Court in which to file a plan of reorganization, subject to the Bankruptcy Court’s discretion to grant extensions of this exclusive period. During this exclusive period, no other person or entity is permitted to file a plan of reorganization. The Company has been granted extensions of its exclusive period, which absent an additional extension ends on June 1, 2009.
As previously announced on February 25, 2009, the Company is still evaluating prospective plan proponents for a plan of reorganization to determine whether the implementation of any such plan is in the best interest of the Company, its creditors and its various other constituencies. The Company cannot provide any assurance that any such plan of reorganization would be acceptable to the Company’s constituents or that any plan of reorganization will be confirmed by the Bankruptcy Court.
Documents filed with the Bankruptcy Court in connection with the Company’s bankruptcy case (other than documents filed under seal or otherwise subject to confidentiality protections) will be accessible at the Bankruptcy Court’s Internet site, www.cacd.uscourts.gov, through an account obtained from Pacer Service Center at 1-800-676-6856. Additional information may also be found at the Company’s website at www.fremontgeneral.com under “Restructuring Information” where you will find the following link www.kccllc.net/fremontgeneral. The information set forth on the foregoing websites shall not be deemed to be a part of or incorporated by reference into this Form 12b-25.
In addition to its March 10-Q, the Company has not yet been able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The Company is reviewing the feasibility of completing its 2008 consolidated financial statements in the context of the Company’s bankruptcy filing. As a result of these matters confronting the Company, the Company is not able to determine when it will be able to file its March 10-Q with the SEC.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Richard A. Sanchez	714	961-5000

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☑ No
Annual Report on Form 10-K for the fiscal year ended December 31, 2008
Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Explanation:
As more fully discussed in Part III hereof, the Company is reviewing the feasibility of completing its 2008 consolidated financial statements in the context of the Company’s bankruptcy filing. Because the Company has not completed its consolidated financial statements for the year ended December 31, 2008, and the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, management is unable to provide a reasonable estimate of the Company’s results of operations for the year ended December 31, 2008 or its results of operations for the quarter ended March 31, 2009. Consequently, the Company is not in a position to quantify any significant change in results of operations for the quarter ended March 31, 2009 as compared to the prior year at this time.
Fremont General Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2009	By:	/s/ Richard A. Sanchez
Richard A. Sanchez
Interim President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).